

Mail Stop 3030

April 20, 2010

Via U.S. Mail and Fax (973) 890-7270

Andrew A. Krakauer
President and Chief Executive Officer
Cantel Medical Corp.
150 Close Road
Little Falls, NJ 07424

> **Re: Cantel Medical Corp.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed October 14, 2009**
> **File No. 001-31337**

Dear Mr. Krakauer:

We have reviewed your letter dated March 15, 2010 regarding the above filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 56

1.   We note your response to prior comment 1. We do not agree that the comparisons you describe in your disclosure are not benchmarking. Please tell us how your future disclosure will identify the "comparator group" you describe in your disclosure and where your compensation fell in comparison to the group. Also, please reconcile your disclosure which indicates that you used data from The Kinsley Group and "published survey data" while your response indicates you only use Salary.com as a source of data.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Praveen Kartholy at (202) 551-3778 or Brian R. Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3289 or me at (202) 551-3637 with any other questions.

Sincerely,

Jay Mumford
Senior Attorney